July 6, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Fiserv, Inc., under the Exchange Act of 1934:

- 1.125% Senior Notes due 2027
- 1.625% Senior Notes due 2030
- 2.250% Senior Notes due 2025
- 3.000% Senior Notes due 2031
- 4.500% Senior Notes due 2031

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com